                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                 SCHEDULE 14D-1
                                Amendment No. 1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and


                                  SCHEDULE 13D
                                Amendment No. 11

                            PRUDENTIAL REALTY TRUST
                           (Name of Subject Company)
                            BLACK BEAR REALTY, LTD.
                                    (Bidder)
             CAPITAL SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)
                                  74435P-20-3
                     (CUSIP Number of Class of Securities)

                                                                            Copy to:
             Richard M. Osborne                             Byron S. Krantz, Esq.
             Managing Member                                Kohrman Jackson & Krantz
             Black Bear Realty, Ltd.                        One Cleveland Center, 20th Floor
             7001 Center Street                             1375 East Ninth Street
             Mentor, Ohio  44060                            Cleveland, Ohio 44114
             (216) 951-1111                                 (216) 696-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Bidder)

                           CALCULATION OF FILING FEE


- ---------------------------------------------------------------------------------------------------------------
Transaction Valuation*                                                                   Amount of Filing Fee**
- ---------------------                                                                    --------------------
           $3,340,500                                                                           $668.10
- ---------------------------------------------------------------------------------------------------------------

* For purposes of calculating filing fee only. This calculation assumes the purchase of 11,135,000 Capital Shares of Beneficial Interest of Prudential Realty Trust at $0.30 net per share in cash.

**       1/50 of one percent of the Transaction Valuation.

/X/      Check box if any part of the fee is offset as provided in Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid:  $668.10                            Filing Party:  Same
Form or Registration No.:  14D-1                      Date Filed:  May 17, 1995
- ---------------------------------------------------------------------------------------------------------------

         This Amendment to Schedule 14D-1 also constitutes a statement on
Schedule 13D by Richard M. Osborne, the sole managing member of Black Bear Realty, Ltd., an Ohio limited liability company (the "Purchaser").

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

ITEM 11.         MATERIAL TO BE FILED AS EXHIBITS.
(a) (1)          --       Offer to Purchase, dated May 17, 1995.*

(a) (2)          --       Letter of Transmittal.*

(a) (3)          --       Notice of Guaranteed Delivery.*

(a) (4)          --       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a) (5)          --       Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a) (6)          --       Press Release issued by Purchaser on May 17, 1995.*

(a) (7)          --       Form of Summary Advertisement, dated May 17, 1995.*

(a) (8)          --       Press Release issued by Purchaser on June 5, 1995.

11.1             --       Guarantee of Richard M. Osborne.*





______________________________

*        Previously filed.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  BLACK BEAR REALTY, LTD.


Dated: June 5, 1995
                                                  By:/s/ Richard M. Osborne
                                                     ---------------------------
                                                  Richard M. Osborne,
                                                  Managing Member

                                 EXHIBIT INDEX



EXHIBIT NO.                       DESCRIPTION
- ----------                        -----------
(a) (1)                           Offer to Purchase, dated May 17, 1995.*

(a) (2)                           Letter of Transmittal.*

(a) (3)                           Notice of Guaranteed Delivery.*

(a) (4)                           Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                                  Companies and Nominees.*

(a) (5)                           Form of Letter to Clients for Use by Brokers, Dealers, Commercial
                                  Banks, Trust Companies and Nominees.*

(a) (6)                           Press Release issued by Purchaser on May 17, 1995.*

(a) (7)                           Form of Summary Advertisement, dated May 17, 1995.*

(a) (8)                           Press Release issued by Purchaser on June 5, 1995.

11.1                              Guarantee of Richard M. Osborne.*





______________________________

*        Previously filed.